[Crowe Chizek and Company LLC Letterhead]






December 22, 2006


Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.  20549

Ladies and Gentlemen:

We have read the comments made regarding us in Item 4.01 of Form 8-K of Equitable Financial Corp. (Commission File Number 0-51514) dated December 19, 2006 and filed December 21, 2006, as contained in the first, fourth, and fifth sentences of the first paragraph of Item 4.01 and are in agreement with those statements. We are not in a position to agree or disagree with any other statements included in Item 4.01.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC
Oak Brook, Illinois


cc:    Mr. Gary Hedman
       Audit/Compliance Committee Chairman
       Equitable Financial Corp.